SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30092; File No. 812-14001]

Hennion & Walsh, Inc. and Smart Trust; Notice of Application

May 31, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 12(d)(1)(J) of the Investment Company

Act of 1940 ("Act") for an exemption from sections 12(d)(1)(A), (B) and (C) of the Act, and under

sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act.

Summary of the Application: Applicants request an order that would permit certain series of a unit

investment trust ("UIT") registered under the Act to acquire shares of registered management

investment companies and unit investment trusts or series thereof (the "Funds") both within and

outside the same group of investment companies.

Applicants: Hennion &Walsh, Inc. (the "Depositor") and Smart Trust (the "Trust").

Filing Date: The application was filed on January 25, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 25, 2012

and should be accompanied by proof of service on applicants in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 2001 Route 46, Waterview Plaza, Parsippany, NJ 07054.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Mary Kay Frech, at (202) 551-6821 (Office of Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is a UIT registered under the Act.[1] Each Series will be a series of a Trust and will offer units for sale to the public ("Units"). Each Series will be created pursuant to a trust agreement which will incorporate by reference a master trust agreement among the Depositor, Hennion & Walsh Asset Management, Inc, as supervisor, and a financial institution that satisfies the criteria in section 26(a) of the Act (the "Trustee"). The Depositor is a broker dealer registered under the Securities Exchange Act of 1934 and member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

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[1]   Applicants request that the order also extend to future registered UITs sponsored by the Depositor or an entity controlling, controlled by or under common control with the Depositor and their respective series (the future UITs, together with the Trust, are collectively the "Trusts" and the series of the Trusts are the "Series"). All existing entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

2.   Applicants request relief to permit a Series to invest in registered investment companies or series thereof ("Funds") that are (a) part of the same "group of investment companies" (as that term is defined in section 12(d)(1)(G) of the Act) as the Series ("Affiliated Funds"), and (b) not part of the same group of investment companies as the Series ("Unaffiliated Funds"). Each of the Funds will be registered as a closed-end management investment company ("Closed-end Fund"), an open-end management investment company ("Open-end Fund") or a UIT. An Unaffiliated Fund that is a UIT is referred to as an "Unaffiliated Underlying Trust." An Unaffiliated Fund that is a Closed-end Fund or Open-end Fund is referred to as an "Unaffiliated Underlying Fund." Certain of the Funds may be registered as Open-end Funds or UITs, but have received exemptive relief in order that their shares may be traded at "negotiated prices" on a national securities exchange in the same manner as other equity securities (the "Exchange-traded Funds"). Shares of Exchange-traded Funds and Closed-end Funds will be deposited in a Series at prices which are based on the market value of the securities, as determined by an evaluator. The Depositor does not have discretion as to when portfolio securities of a Series will be sold, except that the Depositor is authorized to sell securities in extremely limited circumstances described in the Series' prospectus.

3.   Applicants state that the requested relief will provide investors with a practical, cost-efficient means of investing in a professionally selected, diversified portfolio of securities of investment companies. Each Series may also make investments in securities that are not issued by registered investment companies.

Applicants' Legal Analysis:

A. Section 12(d)(1)

     1.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the value of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer ("Broker") from selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Section 12(d)(1)(C) prohibits an investment company, other investment companies having the same investment adviser, and companies controlled by such investment companies, from acquiring more than 10% of the outstanding voting stock of a registered closed-end investment company.

     2.   Section 12(d)(1)(G) provides, in relevant part, that section 12(d)(1) will not apply to securities of a registered open-end investment company or UIT acquired by a registered UIT if the acquired company and the acquiring company are part of the same group of investment companies, provided that certain other requirements contained in section 12(d)(1)(G) are met, including that the only other investments held by the acquiring company are government securities and short-term paper. Applicants state that they may not rely on section 12(d)(1)(G) because a Series will invest in Unaffiliated Funds and securities other than government securities and short-term paper in addition to Affiliated Funds.

3. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) to permit a Series to purchase or otherwise acquire shares of the Funds in excess of the percentage limitations of sections 12(d)(1)(A) and (C), and the Open-end Funds, their principal underwriters and any Broker to sell their shares to the Series in excess of the percentage limitations of section 12(d)(1)(B).

4. Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A), (B), and (C), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

5. Applicants state that the concern about undue control does not arise with respect to a Series' investment in Affiliated Funds, as reflected in section 12(d)(1)(G) of the Act. Applicants also state that the proposed arrangement will not result in undue influence by a Series or its affiliates over Unaffiliated Funds. Applicants have agreed that (a) the Depositor, (b) any person controlling, controlled by or under common control with the Depositor, and (c) any investment company and any issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, sponsored or advised by the Depositor (or any person controlling, controlled by or under common control with the Depositor) (collectively, the "Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning section 2(a)(9) of the Act. Applicants also note that conditions 2, 3, 5 and 6 set forth below will address the concern about undue influence with respect to the Unaffiliated Funds.

6.   As an additional assurance that an Unaffiliated Underlying Fund understands the implications of an investment by a Series under the requested order, prior to a Series' investment in the Unaffiliated Underlying Fund in excess of the limit in section 12(d)(1)(A)(i), the Series and the Unaffiliated Underlying Fund will execute an agreement stating, without limitation, that the Depositor and Trustee and the board of directors or trustees to the Unaffiliated Underlying Fund and the investment adviser(s) to the Unaffiliated Underlying Fund, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). Applicants note that an Unaffiliated Underlying Fund, including a Closed-end Fund or an Exchange-traded Fund, may choose to reject an investment from the Series by declining to execute the Participation Agreement.

7.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. Applicants state that any sales charges and/or service fees, as those terms are defined in Rule 2830 of the Conduct Rules of the NASD, Inc. ("NASD Conduct Rules"),[2] charged with respect to Units of a Series will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the NASD Conduct Rules.[3] In addition, the Trustee or Depositor will waive fees otherwise payable to it by a Series in an amount at least equal to any compensation (including fees paid pursuant to any plan adopted by an Unaffiliated Underlying Fund under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Trustee or Depositor, or an affiliated person of the Trustee or Depositor, other than any advisory fees paid to the Trustee or Depositor or its affiliated person by an Unaffiliated Underlying Fund, in connection with the investment by the Series in the Unaffiliated Fund.

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[2]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to Conduct Rule 2830 that may be adopted by FINRA.

[3]   With respect to purchasing Closed-end Funds or Exchange-traded Fund shares, a Series may incur the customary brokerage commissions associated with purchasing any equity security on the secondary market.

8.   Applicants state that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A), except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Applicants also represent that a Series' prospectus and sales literature will contain concise, "plain English" disclosure designed to inform investors of the unique characteristics of the trust of funds structure, including, but not limited to, its expense structure and the additional expenses of investing in Funds.

B. Section 17(a)

1.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), acting as principal, from selling any security or other property to or acquiring any security or other property from the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that a Series and an Affiliated Fund might be deemed to be under the common control of the Depositor or an entity controlling, controlled by, or under common control with the Depositor. Applicants also state that a Series and a Fund might become "affiliated persons" if the Series acquires more than 5% of the Fund's outstanding voting securities. The sale

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or redemption by a Fund of its shares to or from a Series therefore could be deemed to be a principal transaction prohibited by Section 17(a) of the Act.[4]

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act. Applicants state that the terms of the proposed transactions are fair and reasonable and do not involve overreaching. Applicants note that the consideration paid for the sale and redemption of shares of the Open-end Funds and Funds that are UITs will be based on the net asset values of the Funds. Finally, applicants state that the proposed transactions will be consistent with the policies of each Series and Fund, and with the general purposes of the Act.

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[4]   To the extent purchases and sales of shares of an Exchange-traded Fund occur in the secondary market (and not through principal transactions directly between a Series and an Exchange-traded Fund), relief from section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Exchange-traded Funds and a Series. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an Exchange-traded Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Series because the investment adviser to the Exchange-traded Fund or an entity controlling, controlled by or under common control with the investment adviser is also a depositor to the Series. In addition, the request for relief does not cover principal transactions with Closed-end Funds.

Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.   The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, the Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares.

2.   No Series or its Depositor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities (each, a "Series Affiliate") will cause any existing or potential investment by the Series in an Unaffiliated Fund to influence the terms of any services or transactions between the Series or Series Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities.

3.   Once an investment by a Series in the securities of an Unaffiliated Underlying Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of the Unaffiliated Underlying Fund, including a majority of the disinterested board members, will determine that any consideration paid by the Unaffiliated Underlying Fund to the Series or Series Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Underlying Fund; (b) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not

involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Underlying Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

4.   The Trustee or Depositor will waive fees otherwise payable to it by the Series, in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Trustee or Depositor, or an affiliated person of the Trustee or Depositor, other than any advisory fees paid to the Trustee or Depositor or its affiliated person by an Unaffiliated Underlying Fund, in connection with the investment by a Series in the Unaffiliated Fund.

5.   No Series or Series Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Underlying Fund or sponsor to an Unaffiliated Underlying Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is the Depositor or a person of which the Depositor is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

6.   The board of an Unaffiliated Underlying Fund, including a majority of the disinterested board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Fund in an Affiliated Underwriting once an investment by a Series in the securities of the Unaffiliated Underlying Fund exceeds the limit of section 12(d)(1)(A)(i) of

the Act, including any purchases made directly from an Underwriting Affiliate. The board of the

Unaffiliated Underlying Fund will review these purchases periodically, but no less frequently than

annually, to determine whether the purchases were influenced by the investment by the Series in the

Unaffiliated Underlying Fund. The board of the Unaffiliated Underlying Fund will consider, among

other things: (a) whether the purchases were consistent with the investment objectives and policies

of the Unaffiliated Underlying Fund; (b) how the performance of securities purchased in an

Affiliated Underwriting compares to the performance of comparable securities purchased during a

comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark

such as a comparable market index; and (c) whether the amount of securities purchased by the

Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from

an Underwriting Affiliate have changed significantly from prior years. The board of the

Unaffiliated Underlying Fund will take any appropriate actions based on its review, including, if

appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated

Underwritings are in the best interests of shareholders.

7.   An Unaffiliated Underlying Fund will maintain and preserve permanently in an easily

accessible place a written copy of the procedures described in the preceding condition, and any

modifications to such procedures, and will maintain and preserve for a period not less than six years

from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the

first two years in an easily accessible place, a written record of each purchase of securities in

Affiliated Underwritings once an investment by a Series in the securities of the Unaffiliated

Underlying Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the

securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the board of the Unaffiliated Underlying Fund were made.

8. Before investing in an Unaffiliated Underlying Fund in excess of the limit in section 12(d)(1)(A)(i), each Series and the Unaffiliated Underlying Fund will execute a Participation Agreement stating, without limitation, that the Depositor and Trustee, and the board of directors or trustees of the Unaffiliated Underlying Fund and the investment adviser(s) to the Unaffiliated Underlying Fund, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Underlying Fund in excess of the limit in section 12(d)(1)(A)(i), a Series will notify the Unaffiliated Underlying Fund of the investment. At such time, the Series also will transmit to the Unaffiliated Underlying Fund a list of the names of each Series Affiliate and Underwriting Affiliate. The Series will notify the Unaffiliated Underlying Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Fund and the Series will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment, and for a period not less than six years thereafter, the first two years in an easily accessible place.

9. Any sales charges and/or service fees charged with respect to Units of a Series will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the NASD Conduct Rules.

10. No Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of

the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary